FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

INTERNAL REGULATION FOR THE BOARD OF DIRECTORS OF COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Chapter I

General Purpose

Article 1: These rules and regulations (the “Internal Regulation”) were adopted in order to establish certain general rules and regulations regarding the functioning, structure, organization, assignments and responsibilities of the Board of Directors of Companhia Brasileira de Distribuição (the “Company”), with the purpose to assist it in the performance of its duties under Law No. 6.404/76, regulations issued by Brazilian Securities Commission (“CVM”), by the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) in the applicable listing rules and the Company’s Bylaws.

Chapter II

Members and Operation

Article 2: The Board of Directors shall consist of at least three (3) and at most twelve (12) members, elected and removable by the General Shareholders’ Meeting.

Paragraph 1: The term of office of the members of the Board of Directors shall be up to two (2) years, re-election permitted.

Paragraph 2: The Board members shall take office by signing their oaths in the Book of Minutes of the Board of Directors. The investiture of the members of the Board of Directors shall be conditioned on prior execution of the Statement of Consent of the Administrators under the terms of the provision in the Level 1 Regulation, as well as compliance with the applicable legal requirements.

Paragraph 3: The term of office of the Board members shall be extended until their respective successors take office.

Article 3: Observed the provisions of Article 4 below, in the event of absence or temporary absence of any Director, that Director shall appoint, in writing, him/her replacement among the other Board members. In this case, besides his/her own vote, the Board Member who is to replace the temporarily absent or impeded Board Member, shall also cast the vote of the member replaced.

Sole Paragraph: In the event of permanent vacancy of a Director’s office, the Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the case of simultaneous vacancy in most positions, a shareholders meeting shall be convened to hold a new election.

Article 4: The Board of Directors shall have a Chairman and a Vice-Chairman, both appointed by the General Shareholders’ Meeting.

Paragraph 1: The Chairman of the Board of Directors shall be responsible for:

I)  representing the Board of Directors when calling the General Shareholders’ Meeting;

II)  installing and presiding General Shareholders’ Meeting;

III)  calling, installing and presiding Board of Directors’ meetings;

IV)   organizing and coordinating, with the cooperation of the secretary of the Board of Directors, the agenda for the meetings, after hearing the other directors, and if it is the case, the CEO;

V)   ensuring that the Board members receive in due time thorough information on the issues comprised in the agenda;

VI)   representing the Board of Directors in its interactions with the Company’s Special Committees, Board of Executive Officers, and its internal audit department, the independent auditors, other internal bodies and committees, signing, if necessary, correspondences, invitations and reports to be sent to such bodies, without detriment of the direct interaction of the directors and members of the committees with the mentioned bodies;

VII)  assuring the effectiveness and good performance of the Board of Directors;

VIII)  proposing to the Board of Directors the appointment of an executive secretary, to be appointed in accordance with the Bylaws;

IX)  complying with and causing compliance with this Internal Regulation.

Paragraph 2: In the event of absence of the Chairman of the Board of Directors, he shall be replaced by the Vice-Chairman of the Board of Directors.

Paragraph 3: In the event of permanent vacancy of the Chairman, the Vice-Chairman shall automatically take his position and call a General Shareholders’ Meeting within fifteen (15) days from the date of vacancy, for the appointment of the new Chairman of the Board of Directors in permanent manner, until the end of the relevant term in office.

Paragraph 4: The positions of Chairman of the Board of Directors and CEO or main executive officer may not be held by the same person.

Article 5: The General Shareholders’ Meeting shall have the attribution of establishing the global annual compensation of the members of any management body of the

Company, including fringe benefits. The Board of Directors shall determine the individual compensation for the Directors and  officers.

Article 6: The Board of Directors shall elect an Executive Secretary. Among other assignments defined by the Board of Directors upon election of the Executive Secretary, the Executive Secretary shall, under the supervision of the Chairman of the Board of Directors:

I)   organize the requests made by directors or the board of executive officers regarding the agenda for the Board meetings and submit such requests to the Chairman of the Board of Directors, or, in case of absence or impediment of the Chairman of the Board of Directors, to the responsible for calling the Board meeting, observed the provisions of this Internal Regulation, for further distribution;

II)   upon request of the Chairman of the Board of Directors, cause the sending of the call notice for Board meetings, ensuring that the Board members, and other applicable participants, are aware of location, date, time and agenda for the relevant meeting, observed the requirements set forth on Article 8 of this Internal Regulation;

III)   coordinating with the proper bodies or persons of the Company for the compliance of requests for materials, information and other inquiries made by the members of the Board of Directors of the Company with regards to the matters and subjects within the authority of the Board of Directors;

IV)   act as a secretary for the meetings, prepare and register the relevant minutes and other documents on the applicable books, collect the signatures of all attending Directors, and register attendance of other guests;

V)   coordinate the register of the minutes and resolutions taken by the Board of Directors with the appropriate public registries and their publishing in the official press and wide- reaching newspaper, where applicable;

VI)     submit to the Board of Directors the annual corporate schedule, which shall necessarily determine the dates for the Board’s ordinary meetings, and comply with the provisions of main section of Article 7 of this Internal Regulation; and

VII)   issue certificates, extracts and confirm, to any third party and for due purposes, the authenticity of resolutions taken by the Board of Directors, and

VIII)   perform, whenever appropriate, all acts described in the items of this Article 6 with respect to the committees that are auxiliaries to the management.

Chapter III

Board of Directors Meetings

Article 7: The Board of Directors shall ordinarily meet at least six (6) times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary. Sole Paragraph: The Chairman shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.

Article 8: The meetings shall be called in accordance with the following:

I)    with at least seven days in advance counted from the date of each meeting, when held on first call, and, as the case may be, on second call;

II)   by electronic means, fax or mail;

III)   indicating the agenda, date, time and location;

IV)   with the agenda for the meeting and copies of all relevant documents and proposals for the discussion of issues comprised in the agenda.

Article 9: The presence of at least half of members of the Board of Directors shall be required for the installation of a meeting Board of Directors on first call, and the presence of any number of members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this Article, it shall include the members represented in accordance with the provisions of the Company’s Bylaws.

Sole Paragraph: When all Directors are present at a given meeting, or when there is prior written consent of the absent Directors, such meeting may be held irrespective of having been called or compliance with the other formalities established in Article 8 of this Internal Regulation.

Article 10: The Board of Directors meetings shall be presided by its Chairman, or in his absence, by the Vice-Chairman of the Board of Directors.

Paragraph 1: The resolutions of the Board of Directors shall be taken by majority of votes cast by its members.

Paragraph 2: Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the Director and simultaneous communication with all the other ones attending the meeting. In this case, Directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting afterwards.

Article 11: The Board of Directors may invite members of the Committees, Executive Officers, internal and external providers of the Company, as well as any other persons that hold material information or information related to their area of expertise or practice area, which is related to the agenda of such meeting.

Article 12: All Board of Directors’ resolutions shall be transcribed into minutes of the relevant meeting and registered in the Board’s minutes book, which shall be signed by all the Directors attending the applicable meeting.

Article 13: The Board member that does not consider himself as sufficiently informed about an issue to be discussed may request to analyse the relevant documents or for the postponement of the discussion, regardless if there was any vote cast or not on such subject and the majority of the attending Directors so approve the postponement.

Sole Paragraph: The analysis of documents may be allowed by no later than the next Board meeting.

Chapter IV

Functions, Duties and Responsibilities

Article 14: The Board of Directors shall:

I)   manage the Company together with the Executive Officers of the Company;

II)   set forth the general guidelines of the Company's business;

III)   appoint and remove the Executive Officers of the Company, establishing their duties and titles;

IV)   supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

V)   call the General Shareholders' Meeting;

VI)    issue an opinion on the report of the management, the accounts of the Board of Executive Officers and the financial statements of the Company;

VII)   approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;

VIII)       appoint and remove the independent public accountants, observed the recommendation of the Audit Committee;

IX)   issue an opinion on any and all proposals of the Board of Executive Officers to be submitted to the General Shareholders’ Meetings;

X)   authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;

XI)    develop, jointly with the Board of Executive Officers, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (“Profit Sharing Program”);

XII)    define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these Bylaws and the Profit Sharing Program in effectat such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to 15% (fifteen per cent) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No.6404/76;

XIII)    set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "XII" above is duly observed;

XIV)       set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these Bylaws;

XV)     approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year (a) in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) or (b) in excess of an amount equal to 1% (one percent) of the net worth (patrimônio líquido) of the Company as determined in its latest annual balance sheet or quarterly financial statement, whichever is the higher;

XVI)   approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to one half (0.5) of EBITDA of the preceding twelve (12) months;

XVII)   approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) or in excess of the amount equal to 1% (one percent) of the net worth (patrimônio líquido) of the Company as determined in its latest annual balance sheet or quarterly financial statement, whichever is the higher to be submitted to the General Shareholders’ Meetings;

XVIII)   resolve on any change to the Company's dividend distribution policy;

XIX)   approve and amend this Internal Regulation;

XX)    approve and amend the Internal Regulation for the Audit Committee, the Special Committees and the Management Committee for the Granting of Stock Options of the Company;

XXI)     elect and remove the members of the Audit Committee and of the Special Committees of the Company, including the designation of their respective Chairmen and External Members, with observance to the applicable CVM and BM&FBOVESPA rules, and those of the Company’s Bylaws, and of the Management Committee for the Granting of Stock Options of the Company;

XXII)   submit the matters and subjects, and request opinions which it deems adequate and necessary to the Fiscal Council, the Audit Committee,theSpecialCommittees,theManagementCommittee for the Granting of Stock Options of the Company, and the Board of Executive Officers of the Company, without detriment and observed the authorities of each body or Committee of the Company. Requests of information or explanations concerning the corporate business by any member of the Board of Directors shall be submitted to the managing bodies of the Company, in a written request signed by the Executive Secretary;

XXIII)       instruct the Audit Committee, the Special Committees, the Management Committee for the Granting of Stock Options of the Company and the Company’s Board of Executive Officers with specific duties and responsibilities; and

XXIV)    exercise each and any authority established by the applicable law, by CVM and BM&FBOVESPA regulation and by the Company’s Bylaws as being within the Board of Directors’ duty.

Paragraph 1: In case a resolution to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the members elected or appointed by the Company to those corporate bodies if the matter of such resolution refers to the items (n), (o) and (p) of this Article, being the parameters referred therein calculated in accordance with the latest annual balance sheet or quarterly financial statements of such controlled or invested companies.

Paragraph 2: The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.

Paragraph 3: When performing the duties mentioned in the head of this Article, the Board of Directors shall:

I)   approve a risk management policy and monitor its application;

II)   approve and monitor the Company’s internal control system;

III)   perform an annual self-evaluation of performance while seeking to identify points for operating improvement; and

IV)   promote, every two (2) years, the formal review of the results of the Company and the performance of the Board of Executive Officers, the Board of Directors, the Audit Committee, the Special Committees and each officer, Director and External Member of the Company’s Committees individually.

Paragraph 4: When performing the actions described on Paragraph 3 above, the Board of Directors of the Company, if it deems as necessary, may request the previous review and opinion of the Audit Committee and of the Special Committees of the Company, respected their applicable attributions.

Article 15: In case the Company’s Chief Executive Officer’s seat vacates, the Board of Directors shall meet within thirty (30) days in order to nominate a substitute for the remaining term of office. In case any other Board of Executive Officers’ seat vacates, the Board of Directors shall meet within fifteen (15) days in order to nominate a substitute for the remaining term of office.

Article 16: The duties attributed to the Board of Directors by the applicable law and regulation, as well as by this Internal Regulation, shall be performed in a collective manner. However, each one of the Directors shall individually:

I)     attend Board meetings after due preparation and examination of the available documents, and actively and diligently take part in the meetings;

II)      take part in the discussions and voting, requesting to analyse the relevant documents, if he considers as necessary, during discussions and before voting;

III)    cast a written or oral vote or, if he so prefers, register that he disagrees or has reserves where applicable;

IV)   forward to the Chairman of the Board of Directors and to the Executive Secretary of the Board suggestions of issues to be included in the agenda for meetings;

V)   communicate to the Investors Relations Officer any material act or fact of which he has knowledge, so that it can be disclosed to the market;

VI)     keep privileged information of which he has knowledge due to his position confidential until it is disclosed to the market, and ensure that employees and third parties related to him also keep such information confidential; and

VII)    comply with the legal and regulatory duties inherent to the position of a Board of Directors’ member.

Article 17: Observed the Policy on Disclosure and Use of Relevant Information and Confidentiality of the Company, and the Policy on the Trading of Securities Issued by the Company, the members of the Board of Directors shall inform the Investors Relations Officer about their ownership and negotiations relating to securities issued by the Company, its controlled or controlling companies, or to securities backed in those securities, within five (5) days of each negotiation and comply with all CVM regulation in this regard.

Sole Paragraph: The Board members shall also inform the securities owned by their spouses from whom they are not judicially separated, their partners, any relatives indicated in their income tax statement and any company directly or indirectly controlled by them.

Chapter V

Prohibitions

Article 18: The members of the Board of Directors, and, where applicable, the Executive Secretary shall follow the provisions of the Policy on Disclosure and Use of Relevant Information and Confidentiality of the Company, and of the Policy on the Trading of Securities Issued by the Company. In accordance with CVM Rule No. 358/02 and the Policy on the Trading of Securities Issued by the Company, the Board members and, where applicable, the Executive Secretary shall not directly or indirectly participate in any negotiation with securities issued by the Company or backed on them:

I)       before the disclosure to the market of a material act or fact for the Company’s businesses;

II)       within the fifteen (15) days prior to the disclosure of the Company’s quarterly and annual information;

III)       whenever there is the intention to merge (‘incorporação’ or ‘fusão’), split (‘cisão total ou parcial’), re-designate (‘transformação’) or promote any other corporate reorganization of the Company; and

IV)       whenever the Company, its controlled or affiliate companies or companies under common control are acquiring or selling securities issued by the Company or whenever an option or mandate for such purpose has been granted.

Article 19: The Directors and, where applicable, the Executive Secretary are not allowed to:

I)    make use of the Company’s confidential information for their own benefit or for the benefit of third parties;

II)     make gratuitous acts at the Company’s expense, in accordance with paragraph fourth of section 154 of Law No. 6.404/76;

III)     without prior approval from the General Shareholders’ Meeting or the Board of Directors, borrow money or other assets from the Company and use the Company’s assets for his own benefit;

IV)     use for his own benefit or for the benefit of third parties the commercial opportunities that come to his knowledge as a consequence of his position, whether causing the Company and its controlled and affiliate companies damage or not;

V)   receive any improper or disproportional advantage due to his position;

VI)    acquire, aiming to sell at a profit, an asset or right knowingly necessary to the Company or which the Company desires to acquire; and

VII)    omit to perform his duties and protect the Company’s rights and the rights of its controlled and affiliate companies.

Chapter VI

Conflicts of Interests

Article 20: In the event it is verified a conflict of interests or private benefit of a member of the Board of Directors in connection to a certain issue to be decided by the Board of Directors, the conflicted member of the Board of Directors shall inform such fact in duly time to the other directors.

Paragraph 1: In the event a member of the Board of Directors may possibly have a potential private benefit or conflict of interests with some decision to be taken and such member does not acknowledge and state his benefit or conflict of interests, then any other member of the Board of Directors with knowledge of such fact may inform the Board. In this event, the non-voluntary acknowledgement and statement by the member of the Board of Directors will be deemed a breach of this Internal Regulation, whenever the referred private benefits or conflict of interest are confirmed.

Paragraph 2: As soon as a conflict of interests or private benefit is identified, the person involved shall prevent himself from discussions and resolutions, temporarily leaving the meeting until discussions end.

Paragraph 3: Both the notice of an event of conflict of interests or private benefit as described in the main section or Paragraph 1 of Article 20, and the consequent applicability of the provision established in Paragraph 2 above shall be recorded in the minutes of the Board meeting.

Paragraph 4: The authority of the Board of Directors regarding conflict of interests does not exclude the authority of the General Shareholders’ Meeting as provided in law.

Chapter VII

General Provisions

Article 21: The cases not covered by this Internal Regulation shall be decided by the Board of Directors, in accordance with the law and the Company’s Bylaws. The Board of Directors, acting in its collective capacity, shall settle any doubts.

Article 22: This Internal Regulation may be amended at any time through resolution by the majority of the Board of Directors’ members.

Article 23: The provisions contained in the Code of Moral Conduct of the Company are applicable to the Board members.

Article 24: This Internal Regulation shall be in force from the date it is approved by the Board of Directors for an indefinite term.

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 14, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.